Exhibit 99.1

Bellatrix announces a $300 million Cardium joint venture, acquires additional development lands, updates operating results and secures additional commodity hedges

TSX, NYSE MKT: BXE

CALGARY, Jan. 22, 2013 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX: BXE) has entered into a joint venture agreement with a Seoul Korea based company ("JV Partner"), to accelerate development of Bellatrix's extensive undeveloped Cardium land holdings in west-central Alberta. Under the terms of the agreement, the JV Partner will contribute 50%, or  CDN$150 million, to a $300 million joint venture (the "Joint Venture") to participate  in an expected 83 Cardium well program. Under the agreement, the JV Partner will earn 33% of Bellatrix's working interest in the Cardium well program until payout (being recovery of the JV Partner's capital investment plus an 8% return on investment) on the total program, which is expected to occur prior to a maximum of 7 years, reverting to a 20% working interest after payout. The effective date of the agreement is April 1, 2013 but with the ability of the JV Partner to elect to invest in the wells drilled between January 1 up to April 30, 2013. Certain conditions precedent are expected to be satisfied or waived by April 22, 2013 which is expected to enable closing to occur on or before April 30, 2013.  Bellatrix will be required to provide a guarantee of the return of the JV Partner's capital investment of up to $30 million if not recovered within 7 years.

As a result of the Joint Venture, Bellatrix's net capital expenditure plan for 2013 is expected to increase from the previously announced $180 million level to between $230 and $240 million not including JV Partner capital. Based on the timing of proposed expenditures, downtime from anticipated plant turnarounds, completion of anticipated infrastructure and normal production declines, execution of the increased 2013 capital expenditure plan is anticipated to provide average daily production of 24,000 to 25,000 boe/d. The Company is anticipating a 2013 exit rate of 30,000 to 31,000 boe/d.

On December 14, 2012, Bellatrix acquired an additional 11 gross and net sections of highly prospective Cardium and Notikewin/Falher lands in the Ferrier area of west central Alberta. This acquisition is anticipated to provide an additional 37 net drilling locations in the Cardium, 9 net locations in the Notikewin/Falher and an additional 66 net locations in the Duvernay formation.

Bellatrix continues to focus on growth by development of its core Cardium and Notikewin/Falher assets utilizing its large inventory of geological prospects. The Company has developed an inventory of 692 net remaining Cardium locations and 401 net Notikewin/Falher locations representing a net remaining capital requirements of $4.34 billion based on current costs. As at December 31, 2012, Bellatrix has approximately 206,638 net undeveloped acres and including all opportunities has in excess of 1,700 net exploitation drilling opportunities identified, with capital requirements of $8.17 billion based on current costs representing over 40 years of drilling inventory based on current annual cash flow.  The Company continues to focus on adding Cardium and Notikewin prospective lands.

Bellatrix's second long reach horizontal well (50% WI) drilled in Q4 2012 has been placed on production at the following rates for the initial producing 7 days  (IP7), 15 days (IP15), and 30 days (IP30):

IP7 -	1,280 boe/d
IP15 -	1,127 boe/d
IP30 -	944 boe/d (25% gas and 75% liquids)

Bellatrix recently entered into additional commodity price risk management contracts  for   natural gas fixed price swaps for 10,000 GJ/d for the period February 1, 2013 to December 31, 2013 and 15,000 GJ/d for the period April 1, 2013 to June 30, 2014 at prices of CDN$3.05/GJ (CDN$3.51/mcf).

As at January 21, 2013, Bellatrix has the following crude oil and natural gas commodity fixed price risk management contracts in place for 2013 and 2014 (converted to a mcf basis excluding the crude oil call options).  The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.8 Mj/m3.

Product	Term	Volume	Average Price
Crude Oil	Jan. 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$94.50 CDN/bbl
Natural Gas	Feb. 1, 2013 to Mar. 31, 2013	8.7 mmcf/d	$3.51 CDN/mcf
Natural Gas	Apr. 1, 2013 to Oct. 31, 2013	47.8 mmcf/d	$4.17 CDN/mcf
Natural Gas	Nov. 1, 2013 to Dec. 31, 2013	21.7 mmcf/d	$3.51 CDN/mcf
Natural Gas	Jan. 1, 2014 to Jun. 30, 2014	13.0 mmcf/d	$3.51 CDN/mcf
As at January 21, 2013, the details of the above commodity price risk management arrangements are as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	Jan. 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$94.50 CDN	$94.50 CDN	WTI
Crude oil call options	Jan. 1, 2013 to Dec. 31, 2013	3,000 bbl/d	-	$110.00 US	WTI
Crude oil call options	Jan. 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$105.00 US	WTI
Natural gas fixed	Apr. 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$4.0875 CDN	$4.0875 CDN	AECO
Natural gas fixed	Apr. 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$4.15 CDN	$4.15 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	Apr. 1, 2013 to Jun. 30, 2014	15,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO

Bellatrix will be a presenter at the National Bank Financial Energy Conference being held in Toronto, Canada on February 13th and 14th, 2013. Prior to this conference, an updated Corporate Presentation will be made available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including  anticipated 2013 average daily production and exit rate, anticipated expected satisfaction of conditions to the Joint Venture and closing of the Joint Venture, anticipated timing of payout under the Joint Venture, 2013 capital expenditure budget, number of additional drilling locations as a result of land acquisition, drilling inventory and amount of capital required to develop inventory and time for development may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks related to satisfaction of conditions precedent to the Joint Venture and related to closing thereof, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Initial production rates:  Initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:
Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 - 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 02:30e 22-JAN-13